Exhibit 99.1

COMPTON ANNOUNCES MANAGEMENT CHANGES

CALGARY, Feb. 24 /CNW/ - Compton Petroleum Corporation (TSX: CMT) announces the departure of Mr. Marc Junghans, Vice President, Exploration, and Mr. Leigh Cassidy, Vice President, Finance and Chief Financial Officer ('CFO'), effective February 15 and 28, 2011, respectively. Compton wishes to thank both gentlemen for their contribution to the organization and wish them the best in their future endeavours.

Ms. Theresa Kosek, CA, has been appointed to the position of Vice President, Finance and CFO upon Mr. Cassidy's departure. Ms. Kosek has over 16 years of experience in the petroleum industry in roles of increasing responsibility for finance and corporate matters. She has been with Compton for over 11 years and most recently served as Controller for the Corporation. In this role she has overseen Compton's corporate finance and accounting functions for the organization's reporting activities. Ms. Kosek was instrumental in several initiatives at Compton, including the issue of the 2002 senior term notes and the associated United States regulatory reporting requirements with the Securities and Exchange Commission for the notes and the New York Stock Exchange listing. She has led the review, interpretation and adoption of changes in U.S. and Canadian regulatory reporting and leads the current conversion to International Financial Reporting Standards. Her responsibilities have included financial valuations for acquisitions, corporate planning and budgeting, amalgamations and internal audit functions. Prior to this, Ms. Kosek was employed by Grant Thornton LLP, providing financial and valuation advice to a number of small to mid-sized petroleum clients. She also serves on the Board and is Treasurer of Lunchbox Theatre. Ms. Kosek holds a Bachelor of Commerce degree from the University of Calgary, and is a Chartered Accountant.

In addition, Ms. Shannon Ouellette has been appointed to the role of Chief Operating Officer effective January 1, 2011. Previously, Ms. Ouellette served as the Vice President, Operations and Development at Compton. She holds a Bachelor of Science in Chemical Engineering as well as a Masters of Engineering, both from the University of Calgary. Ms. Ouellette is a professional engineer and is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta.

"I would like to sincerely thank both Marc and Leigh for their contribution to Compton," said Tim Granger, President and Chief Executive Officer. "Marc's role in the development of the Company was significant over the past 13 years. He was instrumental in the acquisition of the Niton property and discovered Compton's High River Basal Quartz pool. Leigh's counsel and leadership in the Corporation's financial restructuring over the past two years has been invaluable, helping to reduce debt by over half. On behalf of the Board and the Corporation, I wish them well in their future endeavors."

Mr. Granger continued, "I would like to welcome Theresa to the CFO role. Theresa enters into a new position at Compton, where she can utilize her financial knowledge and experience in the future development of the Corporation. I also wish to acknowledge Shannon's promotion in recognition of her performance and the strong results she has achieved in improving the organization's operations."

About Compton Petroleum Corporation

Compton Petroleum Corporation is a public company actively engaged in the exploration, development and production of natural gas, natural gas liquids, and crude oil in western Canada. Our strategy is focused on creating value for shareholders by providing appropriate investment returns through the effective development and optimization of assets. The majority of the Corporation's operations are located in the Deep Basin fairway of the Western Canada Sedimentary Basin. In this large geographical region, we pursue four deep basin natural gas plays: the Rock Creek sands at Niton in central Alberta, the Basal Quartz sands at High River in southern Alberta, the shallower Southern Plains sand play in southern Alberta and an exploratory play at Callum/Cowley in the Foothills area of southern Alberta. Being in the Deep Basin, all areas have multi-zone potential, providing future development and exploration opportunity. We are also focusing on developing our emerging oil potential in the Southern Plains area and in the Montana lands. Natural gas represents approximately 84% of production. Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT.

%CIK: 0001043572

For further information: Susan J. Soprovich, Director, Investor Relations, Ph: (403) 668-6732, Fax: (403) 237-9410, Email: investorinfo@comptonpetroleum.com, Website: www.comptonpetroleum.com
CO: Compton Petroleum Corporation

CNW 23:27e 24-FEB-11